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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

POWER EFFICIENCY CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

739268 20 9

(Cusip Number)

John A. Barthop
Senior Vice President,
General Counsel and Secretary
Commonwealth Energy Corporation
600 Anton Boulevard, Suite 200
Costa Mesa, California 92626
(714) 259-2586

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739268209

1.	Name of Reporting Person: Commonwealth Energy Corporation Commerce Energy Group, Inc.		I.R.S. Identification Nos. of above persons (entities only): 33-0769555 20-0501090

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California (Commonwealth Energy Corporation) Delaware (Commerce Energy Group, Inc.)

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,099,050

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,099,050

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,099,050

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.9%

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value (“Issuer Common Stock”), of Power Efficiency Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 35432 Industrial Road, Livonia, Michigan 48150.

Item 2. Identity and Background.

(a)	This Schedule 13D (this “Schedule 13D”) is a joint filing on behalf of Commonwealth Energy Corporation, a California corporation (“Commonwealth”) and Commerce Energy Group, Inc. (“Commerce” and together with Commonwealth, the “Reporting Persons”). Commonwealth is a wholly-owned subsidiary of Commerce. Commonwealth is the direct beneficial owner of the reported securities and Commerce is the indirect beneficial owner of the reported securities.

(b)	During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c)	During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Commonwealth acquired the reported shares of Issuer Common Stock, in addition to other property, in exchange for all of its interest in Summit Energy Ventures LLC (“Summit”) pursuant to a Restructuring and Termination of Membership Agreement dated April 30, 2004 (the “Termination Agreement”).

Item 4. Purpose of Transaction.

Commonwealth acquired the shares of Issuer Common Stock for investment purposes only.

None of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Each Reporting Person expects to evaluate its alternatives on a continuous basis depending upon the Issuer’s financial condition, business operations and prospects, the market price of Issuer Common Stock, conditions in the securities market generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time. Although no Reporting Person has any current plans, proposals or agreements with respect to any potential sale, the Reporting Persons may decide to sell some or all of the Issuer Common Stock held by them or to vote for a merger or sale of the Issuer or its assets depending upon the circumstances, including, but not limited to, the consideration of the factors noted above.

Item 5. Interest in Securities of the Issuer.

(a)	Commonwealth is the direct beneficial owner of 3,099,050 shares of Issuer Common Stock, consisting of 1,645,404 shares of Issuer Common Stock and shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Shares”) which are convertible into 1,453,646 shares of Issuer Common Stock. Commonwealth’s 1,645,404 shares represent approximately 32.8% of the 5,015,891 shares of Issuer Common Stock outstanding as of May 7, 2004, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 17, 2004. If the Preferred Shares were converted into newly issued Issuer Common Stock, Commonwealth’s 3,099,050 shares would represent approximately 47.9% of the issued and outstanding Issuer Common Stock.

Because Commonwealth is a wholly-owned subsidiary of Commerce, indirect beneficial ownership of securities owned by Commonwealth may be attributed to Commerce.

(b)	(i) Sole Power to Vote or Direct the Vote: 3,099,050 shares.

(ii)	Shared Power to Vote or Direct the Vote: 0 shares.

(iii)	Sole Power to Dispose or Direct the Disposition: 3,099,050 shares.

(iv)	Shared Power to Dispose or Direct the Disposition: 0 shares.

(c)	Other than the acquisition of the reported securities as described herein, no transactions in Issuer Common Stock were effected during the past sixty (60) days by any Reporting Person.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Termination Agreement, Summit assigned to Commonwealth a promissory note in the aggregate principal amount of $300,000 executed by the Issuer in favor of Summit on April 20, 2004 and secured by the assets of the Issuer (the “Promissory Note”). The amounts owing under the Promissory Note become due and payable on the earlier of (i) October 20, 2004, and (ii) the date the Issuer closes a debt or equity financing of at least $300,000.

On July 28, 2004, Commonwealth and Commerce executed the Joint Filing Agreement attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of July 28, 2004, by and among the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004
COMMERCE ENERGY GROUP, INC.

	By:	/s/ Richard L. Boughrum

	Name:	Richard L. Boughrum
	Title:	Senior Vice President and Chief Financial Officer

COMMONWEALTH ENERGY CORPORATION

	By:	/s/ Richard L. Boughrum

	Name:	Richard L. Boughrum
	Title:	Senior Vice President and Chief Financial Officer